FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 29 April, 2020

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö  Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 April, 2020

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

March 31, 2020

26, Boulevard Royal – 4th Floor.

L – 2449 Luxembourg

R.C.S. Luxembourg: B 85 203

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended March 31,
	Notes	2020	2019
Continuing operations		(Unaudited)
Net sales	3	1,762,311	1,871,759
Cost of sales	4	(1,293,665)	(1,271,799)
Gross profit		468,646	599,960
Selling, general and administrative expenses	5	(357,045)	(345,366)
Impairment charge	6	(622,402)	-
Other operating income (expense), net		1,256	4,422
Operating (loss) income		(509,545)	259,016
Finance Income	7	1,877	10,461
Finance Cost	7	(8,442)	(6,982)
Other financial results	7	(15,742)	20,915
(Loss) income before equity in earnings of non-consolidated companies and income tax		(531,852)	283,410
Equity in earnings of non-consolidated companies		1,889	29,135
(Loss) income before income tax		(529,963)	312,545
Income tax		(135,769)	(69,956)
(Loss) income for the period		(665,732)	242,589

Attributable to:
Owners of the parent		(660,068)	242,879
Non-controlling interests		(5,664)	(290)
		(665,732)	242,589
(Losses) earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537
Continuing operations
Basic and diluted (losses) earnings per share (U.S. dollars per share)		(0.56)	0.21
Basic and diluted (losses) earnings per ADS (U.S. dollars per ADS) (1)		(1.12)	0.41

(1) Each ADS equals two shares.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2020	2019
	(Unaudited)
(Loss) income for the period	(665,732)	242,589
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(72,195)	(19,079)
Change in value of cash flow hedges and instruments at fair value	(6,383)	2,213
From participation in non consolidated companies:
- Currency translation adjustment	(29,195)	(3,730)
- Changes in the fair value of derivatives held as cash flow hedges and others	551	(37)
Income tax relating to components of other comprehensive income	280	(23)
	(106,942)	(20,656)
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	-	(9)
Income tax on items that will not be reclassified	-	3
Remeasurements of post employment benefit obligations of non-consolidated companies	(6)	(49)
	(6)	(55)
Other comprehensive (loss) for the period, net of tax	(106,948)	(20,711)
Total comprehensive (loss) income for the period	(772,680)	221,878
Attributable to:
Owners of the parent	(766,638)	222,249
Non-controlling interests	(6,042)	(371)
	(772,680)	221,878

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2019.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At March 31, 2020		At December 31, 2019
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	9	6,450,499		6,090,017
Intangible assets, net	10	1,470,105		1,561,559
Right-of-use assets, net	11	251,449		233,126
Investments in non-consolidated companies	15	853,205		879,965
Other investments	12	25,238		24,934
Deferred tax assets		230,412		225,680
Receivables, net		152,647	9,433,555	157,103	9,172,384
Current assets
Inventories, net		2,235,251		2,265,880
Receivables and prepayments, net		104,399		104,575
Current tax assets		140,282		167,388
Trade receivables, net		1,183,989		1,348,160
Derivative financial instruments	13	7,859		19,929
Other investments	12	174,387		210,376
Cash and cash equivalents	12	841,722	4,687,889	1,554,299	5,670,607
Total assets			14,121,444		14,842,991
EQUITY
Capital and reserves attributable to owners of the parent			11,222,321		11,988,958
Non-controlling interests			191,352		197,414
Total equity			11,413,673		12,186,372
LIABILITIES
Non-current liabilities
Borrowings		175,195		40,880
Lease liabilities	11	201,988		192,318
Deferred tax liabilities		419,888		336,982
Other liabilities		254,536		251,383
Provisions		73,075	1,124,682	54,599	876,162
Current liabilities
Borrowings		523,203		781,272
Lease liabilities	11	44,369		37,849
Derivative financial instruments	13	63,090		1,814
Current tax liabilities		118,064		127,625
Other liabilities		213,204		176,264
Provisions		14,107		17,017
Customer advances		76,833		82,729
Trade payables		530,219	1,583,089	555,887	1,780,457
Total liabilities			2,707,771		2,656,619
Total equity and liabilities			14,121,444		14,842,991

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2019.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2019	1,180,537	118,054	609,733	(957,246)	(336,902)	11,374,782	11,988,958	197,414	12,186,372
(Loss) for the period	-	-	-	-	-	(660,068)	(660,068)	(5,664)	(665,732)
Currency translation adjustment	-	-	-	(72,118)	-	-	(72,118)	(77)	(72,195)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	-	-	-	-	-
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(5,802)	-	(5,802)	(301)	(6,103)
From other comprehensive income of non-consolidated companies	-	-	-	(29,195)	545	-	(28,650)	-	(28,650)
Other comprehensive (loss) for the period	-	-	-	(101,313)	(5,257)	-	(106,570)	(378)	(106,948)
Total comprehensive (loss) for the period	-	-	-	(101,313)	(5,257)	(660,068)	(766,638)	(6,042)	(772,680)
Changes in non-controlling interests	-	-	-	-	1	-	1	(20)	(19)
Balance at March 31, 2020	1,180,537	118,054	609,733	(1,058,559)	(342,158)	10,714,714	11,222,321	191,352	11,413,673

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2018	1,180,537	118,054	609,733	(919,248)	(322,310)	11,116,116	11,782,882	92,610	11,875,492
Income (loss) for the period	-	-	-	-	-	242,879	242,879	(290)	242,589
Currency translation adjustment	-	-	-	(18,998)	-	-	(18,998)	(81)	(19,079)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(6)	-	(6)	-	(6)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	2,190	-	2,190	-	2,190
From other comprehensive income of non-consolidated companies	-	-	-	(3,730)	(86)	-	(3,816)	-	(3,816)
Other comprehensive (loss) income for the period	-	-	-	(22,728)	2,098	-	(20,630)	(81)	(20,711)
Total comprehensive income (loss) for the period	-	-	-	(22,728)	2,098	242,879	222,249	(371)	221,878
Changes in non-controlling interests	-	-	-	-	1	-	1	118,802	118,803
Balance at March 31, 2019	1,180,537	118,054	609,733	(941,976)	(320,211)	11,358,995	12,005,132	211,041	12,216,173

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of March 31, 2020 and 2019 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income.

(3) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in Note 14.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2019.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Three-month period ended March 31,
	Notes	2020	2019
Cash flows from operating activities		(Unaudited)

(Loss) income for the period		(665,732)	242,589
Adjustments for:
Depreciation and amortization	9, 10 & 11	166,977	131,335
Impairment charge	6	622,402	-
Income tax accruals less payments		86,258	9,951
Equity in earnings of non-consolidated companies		(1,889)	(29,135)
Interest accruals less payments, net		3,136	560
Changes in provisions		(11,490)	(1,870)
Changes in working capital		316,971	199,489
Currency translation adjustment and others		(555)	(5,303)
Net cash provided by operating activities		516,078	547,616

Cash flows from investing activities
Capital expenditures	9 & 10	(68,044)	(85,686)
Changes in advance to suppliers of property, plant and equipment		(427)	501
Acquisition of subsidiaries, net of cash acquired	17	(1,063,848)	(132,845)
Repayment of loan by non-consolidated companies	14	-	40,470
Proceeds from disposal of property, plant and equipment and intangible assets		518	262
Changes in investments in securities		31,294	66,777
Net cash (used in) investing activities		(1,100,507)	(110,521)

Cash flows from financing activities
Changes in non-controlling interests		1	1
Payments of lease liabilities	11	(14,961)	(10,171)
Proceeds from borrowings		219,158	184,396
Repayments of borrowings		(314,494)	(139,052)
Net cash (used in) provided by financing activities		(110,296)	35,174

(Decrease) increase in cash and cash equivalents		(694,725)	472,269
Movement in cash and cash equivalents
At the beginning of the period		1,554,275	426,717
Effect of exchange rate changes		(19,686)	(1,484)
(Decrease) increase in cash and cash equivalents		(694,725)	472,269
At March 31,		839,864	897,502

		At March 31,
Cash and cash equivalents		2020	2019
Cash and bank deposits		841,722	897,767
Bank overdrafts		(1,858)	(265)
		839,864	897,502

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2019.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Impairment charge
7	Financial results
8	Dividend distribution
9	Property, plant and equipment, net
10	Intangible assets, net
11	Right-of-use assets, net and lease liabilities
12	Cash and cash equivalents and other investments
13	Derivative financial instruments
14	Contingencies, commitments and restrictions to the distribution of profits
15	Investments in non-consolidated companies
16	Agreement to build a welded pipe plant in West Siberia
17	Business combinations
18	Related party transactions
19	Category of financial instruments and classification within the fair value hierarchy
20	Nationalization of Venezuelan Subsidiaries
21	Closure of facilities at JFE’s Keihin steel complex
22	The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition
23	Subsequent event

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 32 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2019.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on April 29, 2020.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2019. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and in conformity with IFRS as adopted by the European Union (“EU”).

The preparation of Consolidated Condensed Interim Financial Statements requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

There were no significant changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2019, except as disclosed in Note 22 in response to COVID-19 impacts.

Management has reviewed Tenaris’ exposure to the effects of the novel COVID-19 and the impacts over its business, financial position and performance. As of March 31, 2020, management conducted impairment tests and recorded impairment charges over certain long-lived assets. Refer to Note 6 and 22 for further information on impairment of assets and COVID-19 impacts.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

None of the accounting pronouncements applicable after December 31, 2019 and as of the date of these Consolidated Condensed Interim Financial Statements has a material effect on the Company’s financial condition or result of operations.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020

3	Segment information

Reportable operating segment

(All amounts in millions of U.S. dollars)

Three-month period ended March 31, 2020	Tubes	Other	Total
IFRS - Net Sales	1,657	105	1,762
Management view - operating loss	(277)	(33)	(310)
Difference in cost of sales	(27)	1	(26)
Differences in depreciation and amortization	(1)	-	(1)
Differences in other operating income (expenses), net	(173)	-	(173)
IFRS - operating (loss)	(478)	(32)	(510)
Financial income (expense), net			(22)
(Loss) before equity in earnings of non-consolidated companies and income tax			(532)
Equity in earnings of non-consolidated companies			2
(Loss) before income tax			(530)
Capital expenditures	66	2	68
Depreciation and amortization	163	4	167

Three-month period ended March 31, 2019	Tubes	Other	Total
IFRS - Net Sales	1,763	109	1,872
Management view - operating income	254	19	273
Difference in cost of sales	(23)	1	(22)
Differences in depreciation and amortization	1	-	1
Differences in selling, general and administrative expenses	-	1	1
Differences in Other operating income (expenses), net	5	-	5
IFRS - operating income	237	21	258
Financial income (expense), net			24
Income before equity in earnings of non-consolidated companies and income tax			282
Equity in earnings of non-consolidated companies			29
Income before income tax			312
Capital expenditures	83	3	86
Depreciation and amortization	126	5	131

In the three-month period ended March 31, 2020 and 2019, transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $6.7 million and $6 million respectively.

There are no material differences between total reportable segments’ revenues and the entity’s revenue under IFRS.

The main differences between operating income under IFRS view and the management view are mainly related to the cost of goods sold and other timing differences. The difference in Other operating income (expenses), net is attributable to the impairment write down of the goodwill, which residual value in the management view differs from IFRS.

In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Total
Three-month period ended March 31, 2020
Net sales	909,809	265,809	155,316	339,780	91,597	1,762,311
Capital expenditures	21,323	33,565	9,019	1,530	2,607	68,044
Depreciation and amortization	100,778	26,147	20,873	10,914	8,265	166,977

Three-month period ended March 31, 2019
Net sales	924,363	367,855	184,964	311,457	83,120	1,871,759
Capital expenditures	42,520	31,630	8,375	1,611	1,550	85,686
Depreciation and amortization	67,864	26,959	20,351	7,927	8,234	131,335

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020

3	Segment information (Cont.)

Geographical information (Cont.)

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil and Colombia; “Europe” comprises principally Italy, Romania and United Kingdom; “Middle East and Africa” comprises principally Egypt, Kazakhstan, Nigeria, India and Saudi Arabia and; “Asia Pacific” comprises principally China, Japan, Indonesia and Thailand.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. Tenaris’s revenues related to governmental institutions represents approximately 22% and 18% in 2020 and 2019 respectively.

Tubes segment revenues by market:

Revenues Tubes (in million of U.S. dollars)	2020	2019
Oil and Gas	1,431	1,473
Hydrocarbon Processing and Power Generation	114	149
Industrial and Other	112	141
Total	1,657	1,763

4	Cost of sales

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2020	2019
	(Unaudited)
Inventories at the beginning of the period	2,265,880	2,524,341
Increase in inventories due to business combinations	205,867	56,996
Plus: Charges of the period
Raw materials, energy, consumables and other	546,105	642,240
Services and fees	49,473	56,430
Labor cost	250,762	213,191
Depreciation of property, plant and equipment	116,482	106,227
Amortization of intangible assets	1,879	1,405
Depreciation of right-of-use assets	9,203	6,657
Maintenance expenses	32,272	56,474
Allowance for obsolescence	9,185	8,605
Taxes	14,172	35,581
Other	27,636	26,414
	1,263,036	1,210,220
Less: Inventories at the end of the period	(2,235,251)	(2,462,762)
	1,293,665	1,271,799

5	Selling, general and administrative expenses

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2020	2019
	(Unaudited)
Services and fees	32,643	34,662
Labor cost	126,785	122,420
Depreciation of property, plant and equipment	4,750	4,415
Amortization of intangible assets	30,483	9,809
Depreciation of right-of-use assets	4,180	2,822
Commissions, freight and other selling expenses	116,651	120,072
Provisions for contingencies	6,204	4,530
Allowances for doubtful accounts	1,180	(392)
Taxes	16,673	25,541
Other	17,496	21,487
	357,045	345,366

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020

6	Impairment charge

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

A continuous decline during the period in oil prices and futures resulted in reductions in Tenaris customers` investments. Drilling activity and demand of products and services, particularly in North America, continues to decline. Selling prices of products in North America were also affected by low levels of consumption caused by the spread of coronavirus in the period. For more information on these effects, refer to Note 22.

Tenaris conducts regular assessments of the carrying values of its assets. The value-in-use was used to determine the recoverable value. Value-in-use is calculated by discounting the estimated cash flows over a five year period (or higher if the period can be justified) based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2% considering the historical inflation rate.

The main key assumptions, used in estimating the value in use are discount rate, growth rate and competitive and economic factors applied to determine Tenaris’s cash flow projections, such as oil and gas prices, average number of active oil and gas drilling rigs (rig count) and raw material costs.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

The discount rates used are based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2020, the main discount rates used were in a range between 8% and 9.3%.

As at March 31, 2020, as a result of the deterioration of business conditions and in light of the presence of impairment indicators for its assets in the United States, Tenaris decided to write down the goodwill and other assets values recording an impairment charge of approximately $622 million, impacting the carrying value of goodwill of the cash-generating units OCTG USA, IPSCO and Coiled Tubing for $225, $357 and $4 million respectively, and the carrying value of fixed assets of the cash generating unit Rods USA for $36 million. Out of the total amount, $582 were allocated to the Tubes segment.

(all amounts in millions of U.S. dollars)	Assets before impairment	Impairment	Assets after impairment
OCTG - USA	544	225	319
IPSCO	1,169	357	812
Coiled Tubing	108	4	104
Rods - USA	73	36	37

As of March 31, 2020, an increase of 100 Bps in the discount rate, a decline of 100 Bps in the growth rate or a decline of 5% in the cash flow projections, would generate an additional impairment as showed in the below table.

(all amounts in million of U.S. dollars)	+100Bps Discount rate	-100Bps Growth rate	-5% Cash flows
OCTG - USA	(60)	(43)	(16)
IPSCO	(117)	(77)	(41)
Coiled Tubing	(5)	(3)	(2)
Rods - USA	(12)	(6)	(5)

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020

7	Financial results

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2020	2019
	(Unaudited)
Interest Income	5,115	10,459
Net result on changes in FV of financial assets at FVTPL	-	2
Impairment result on financial assets at FVTOCI	(3,238)	-
Finance Income (*)	1,877	10,461
Finance Cost	(8,442)	(6,982)
Net foreign exchange transactions results (**)	(34,740)	25,973
Foreign exchange derivatives contracts results (***)	19,163	(5,012)
Other	(165)	(46)
Other Financial results	(15,742)	20,915
Net Financial results	(22,307)	24,394

(*) Finance Income:

Both IQ 2020 and IQ 2019 includes $1.5 million of interest related to instruments carried at FVPL.

(**) Net foreign exchange transactions results:

In IQ 2020 mainly includes the result from Brazilian Real depreciation against the U.S. dollar on U.S. dollar denominated intercompany liabilities in subsidiaries with functional currency Brazilian Real, largely offset by a decrease in currency translation adjustment reserve from our Brazilian subsidiary, together with the result from the Mexican peso depreciation against the U.S. dollar on Peso denominated trade and fiscal receivables at Mexican subsidiaries with functional currency U.S. dollar.

In IQ 2019 mainly includes the result from the Argentine peso depreciation against the U.S. dollar on Peso denominated financial, trade, social and fiscal payables and receivables at Argentine subsidiaries with functional currency U.S. dollar.

(***) Foreign exchange derivatives contracts results:

In IQ 2020 includes mainly gain on derivatives covering net receivables in Mexican Peso, Brazilian Real, Colombian Peso and Canadian dollar.

In IQ 2019 includes mainly losses on derivatives covering net payables in Argentine peso and net receivables in Mexican Peso.

8	Dividend distribution

On April 29, 2020, the board of directors announced the proposals to be submitted to the consideration of the Annual General Shareholders’ meeting to be held on June 2, 2020, including its proposal on dividends. For more information, see Note 23.

On May 6, 2019, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid on November 21, 2018 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 22, 2019. In the aggregate, the interim dividend paid in November 2018 and the balance paid in May 2019 amounted to approximately $484 million.

9	Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2020	2019
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	6,090,017	6,063,908
Increase due to business combinations	505,959	178,739
Currency translation adjustment	(45,402)	(11,238)
Additions	60,210	77,771
Disposals	(4,371)	(2,605)
Transfers	1,318	1,579
Impairment charge (see note 6)	(36,000)	-
Depreciation charge	(121,232)	(110,642)
At March 31,	6,450,499	6,197,512

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020

10	Intangible assets, net

(all amounts in thousands of U.S. dollars)	2020	2019
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	1,561,559	1,465,965
Increase due to business combinations	526,846	114,101
Impairment charge (see note 6)	(586,402)	-
Currency translation adjustment	(5,805)	(376)
Additions	7,834	7,915
Disposals	(371)	(239)
Transfers	(1,194)	284
Amortization charge	(32,362)	(11,214)
At March 31,	1,470,105	1,576,436

11	Right-of-use assets, net and lease liabilities

Right-of-use assets evolution

(all amounts in thousands of U.S. dollars)	2020	2019
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	233,126	238,400
Increase due to business combinations	24,747	2,267
Currency translation adjustment	(1,015)	-
Additions	10,538	2,711
Disposals	(2,564)	-
Depreciation charge	(13,383)	(9,479)
At March 31,	251,449	233,899

Tenaris is a party to lease contracts which mainly consist in land where our facilities are located, as well as yards used for the storage of material. These leases represent more than 70% of right-of-use assets. The remaining assets are mainly related to office spaces and equipment.

Depreciation of right-of-use assets was mainly included in Tubes segment.

The initial cost of right-of-use assets recognized in 2019 consists of the initial lease liability plus lease payments made in 2018 of approximately $4 million.

Lease liabilities evolution

(all amounts in thousands of U.S. dollars)	2020	2019
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	230,167	234,149
Increase due to business combinations	26,046	2,267
Translation differences	(2,944)	-
Additions	10,171	2,711
Cancellations	(2,333)	-
Repayments	(15,815)	(10,171)
Interest accrued	1,065	748
At March 31,	246,357	229,704

The amount of remaining payments with maturity less than 1 year, between 2 and 5 years and more than 5 years is approximately 18%, 44% and 38% of the total remaining payments, respectively.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020

12	Cash and cash equivalents and other investments

(all amounts in thousands of U.S. dollars)	At March 31,	At December 31,
	2020	2019
Cash and cash equivalents	(Unaudited)
Cash at banks	98,962	118,314
Liquidity funds	254,880	1,166,697
Short – term investments	487,880	269,288
	841,722	1,554,299

Other investments - current
Bonds and other fixed Income	83,903	144,502
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	90,484	65,874
	174,387	210,376
Other investments - non-current
Bonds and other fixed Income	14,858	18,012
Others	10,380	6,922
	25,238	24,934

13	Derivative financial instruments

(all amounts in thousands of U.S. dollars)	At March 31,	At December 31,
	2020	2019
Assets	(Unaudited)
Derivatives hedging borrowings and investments	-	19,000
Other Derivatives	7,859	929
	7,859	19,929
Liabilities
Derivatives hedging borrowings and investments	61,477	-
Other Derivatives	1,613	1,814
	63,090	1,814

14	Contingencies, commitments and restrictions to the distribution of profits

Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, Tenaris is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Tenaris has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Tenaris was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris’s results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Condensed Interim Financial Statements. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020

14	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

Confab Industrial S.A. (“Confab”), a Brazilian subsidiary of the Company, is one of the defendants in a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”) and various entities affiliated with CSN against Confab and several Ternium subsidiaries that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the Court of Appeals of São Paulo, which was rejected on July 19, 2017. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected the appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected it and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

Tenaris continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above.

▪	Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul; however, each lawsuit will be adjudicated separately.

On September 28, 2018 Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

▪	With respect to Chubb’s claim, Confab was ordered to pay an amount of approximately BRL89.8 million (approximately $17.3 million) (including interest, fees and expenses). On October 15, 2018, Confab filed a request for homologation of the settlement agreement mentioned above, as such settlement agreement remains valid and binding between the parties. On November 8, 2018, the settlement agreement was homologated by the court.

▪	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL65.3 million (approximately $12.6 million) (including interest, fees and expenses). Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL56 million (approximately $10.8 million) of damages arising therefrom; Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020

14	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	Ongoing investigation

The Company is aware that Brazilian, Italian and Swiss authorities have been investigating whether certain payments were made from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act.

The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato”, a new phase of which is presently ongoing, and did not uncover any information that corroborated allegations of involvement in these alleged payments by the Company or its subsidiaries. Furthermore, the Company became aware that a Petrobras internal investigation commission reviewed certain contracts with Confab and concluded that they had not found evidence that Petrobras had benefitted Confab or had misused applicable local content rules.

The Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice in October 2016.

In July 2019, the Company learned that the public prosecutor office of Milan, Italy, had completed a preliminary investigation into the alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. In February 2020, the Company learned that the magistrate overseeing the investigation decided to move the case to trial. The Company’s outside counsel had previously reviewed the Italian prosecutors’ investigative file and has informed the Board that neither that file nor this magistrate’s decision sets forth evidence of involvement by any of the three directors in the alleged wrongdoing. Accordingly, the Board has concluded that no particular action is warranted at the present time, other than inviting the referred board members to continue discharging their respective responsibilities with the full support of the Board.

The Company continues to review these matters and to respond to requests from and otherwise cooperate with the appropriate authorities. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company's business that may result from resolution of these matters.

▪	Putative class actions

Following the Company’s November 27, 2018 announcement that its Chairman and CEO Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel. On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014 through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s former CFO. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that sale proceeds received by Ternium (in which Tenaris held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. Defendants’ motions to dismiss are expected to be decided during 2020. Management believes the Company has meritorious defenses to these claims; however, at this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪	Investigation concerning alleged price overcharges in Brazil

In 2018, two Brazilian subsidiaries of the Company were notified of formal charges arising from a review by the Tribunal de Contas da Uniao (“TCU”) for alleged price overcharges on goods supplied to Petróleo Brasileiro S.A- Petrobras under a supply contract. Both companies have already filed their defenses. The estimated amount of this claim is BRL30.1 million (approximately $5.8 million). Tenaris believes, based on the advice of counsel and external consultants, that the prices charged under the Petrobras contract do not result in overprices and that it is unlikely that the ultimate resolution of this matter will result in a material obligation.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020

14	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and/or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision and is currently awaiting a resolution. In case of an unfavorable resolution, Confab may still appeal before the courts. The estimated amount of this claim is BRL56.9 million (approximately $11.0 million). At this stage, the Company cannot predict the outcome of this claim.

▪	U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued on 2017 by its competitor Global Tubing, alleging violations to certain intellectual property regulations and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT filed a counterclaim seeking declaration that certain Global Tubing products infringe patents held by TCT, and Global Tubing responded alleging that such patents should be invalidated. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant) and alleging that TCT and the Company misled the patent office in order to monopolize the coiled tubing market for quench and tempered products. Trial is set for August 2021. At this time, the Company cannot predict the outcome of this matter or estimate the range of potential losses that may result from resolution of this claim.

▪	Tax assessment from Italian tax authorities

Tenaris’s Italian subsidiary Dalmine received on December 27, 2019, a tax assessment from the Italian tax authorities related to fiscal year 2014. As of March 31, 2020, the claim amounted to approximately EUR25.1 million (approximately $27.5 million), comprising EUR20.7 million (approximately $22.7 million) in principal and EUR4.4 million (approximately $4.8 million) in interest and penalties. In the report for a tax audit conducted in 2019, the Italian tax inspectors indicated that they also intend to bring claims for fiscal year 2015 with respect to the same matters; as of March 31, 2020, these additional claims would amount to approximately EUR10.3 million (approximately $11.3 million), comprising EUR8.1 million (approximately $8.9 million) in principal and EUR2.2 million (approximately $2.2 million) in interest and penalties. The claims mainly refer to the compensation for certain intercompany transactions involving Dalmine in connection with sales of products and R&D activities. Based on the counsel’s advice, Tenaris believes that it is unlikely that the ultimate resolution of these matters will result in a material obligation.

▪	Product liability litigation

Tenaris’s recently acquired U.S. subsidiary, IPSCO Tubulars Inc (“IPSCO”), or its subsidiaries, are parties to several product liability claims, which may result in damages for an aggregate amount estimated at approximately $26.6 million. This includes a lawsuit alleging product liability and negligent misrepresentation in which the plaintiff alleges that defects in certain casing provided by IPSCO resulted in three well failures causing damages for an amount of approximately $15 million. Although at this time the Company cannot predict the outcome of any of these matters, the Company believes that provisions have been recorded in an amount sufficient to cover potential exposure under these claims

Commitments and guarantees

Set forth is a description of Tenaris’s main outstanding commitments:

▪	A Tenaris company entered into a contract with Transportadora de Gas del Norte S.A. for the service of natural gas transportation to the facilities of Siderca, an Argentine subsidiary of Tenaris. As of March 31, 2020, the aggregate commitment to take or pay the committed volumes for a 9-year term totaled approximately $24.6 million.

▪	Several Tenaris companies entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of March 31, 2020, the aggregate commitment to take or pay the committed volumes for a 14-year term totalled approximately $51.5 million.

▪	Several Tenaris companies entered into a contract with Graftech for the supply of graphite electrodes. As of March 31, 2020, the aggregate commitment to take or pay the committed volumes totalled approximately $22.1 million.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020

14	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Commitments and guarantees (Cont.)

▪	A Tenaris company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Tenaris company has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Tenaris company may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Tenaris company will benefit from the proceeds of such sale.

▪	A Tenaris company entered into a contract with Vale International S.A. for the supply of iron ore, for which it is committed to purchase at least 70% of its annual iron ore needs, up to 770 thousand tons of pellets annually. The contract expires on December 31, 2020. The aggregate commitment amounts to approximately $21.8 million.

▪	A Tenaris company entered into a contract with Canadian National Railway for the service of rail transportation from its raw material supplier to its Canadian production center. The total commitment ending June 30, 2020 is $15.5 million.

▪	A Tenaris company entered into a contract with Air Liquide Mexico, S. de R.L de C.V. for the supply of argon gas. As of March 31, 2020, the aggregate commitment totaled approximately $21.1 million.

▪	A Tenaris company is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a minimum volume of steel bars at prices that will be adjusted quarterly by the parties. The contract become effective in January 2020 and will be in force until December 2022. As of March 31, 2020, the estimated aggregate contract amount through December 31, 2022, calculated at current prices, is approximately $108.6 million.

▪	In connection with the closing of the acquisition of IPSCO Tubulars, Inc., a Tenaris Company entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris is the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-years term, TMK will have the option to extend the duration of its term for an additional 12 months. Under the MDA, Tenaris is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products. As of March 31, 2020, the aggregate commitment totaled approximately $512 million. In light of the adverse scenario of declining oil and gas prices and unprecedented oversupply in the oil market Tenaris and TMK are engaging in good faith discussions to try and identify mutually satisfactory accommodations under the MDA to minimize the negative impact of the crisis on both parties.

Additionally, Tenaris has issued performance guarantees mainly related to long term commercial contracts with several customers and parent companies guarantees for approximately $2.4 billion.

Restrictions to the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of March 31, 2020, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020

15	Investments in non-consolidated companies

This note supplements and should be read in conjunction with Note 12 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2019.

a)	Ternium

Ternium, is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At March 31, 2020, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $11.90 per ADS, giving Tenaris’s ownership stake a market value of approximately $273.4 million. At March 31, 2020, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS Financial Statements, was approximately $738 million. Tenaris reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of March 31, 2020, the Company concluded that the carrying amount does not exceed the recoverable value of the investment.

b)	Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.

As of March 31, 2020, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL5.65 ($1.09) and BRL4.89 ($0.94), respectively, giving Tenaris’s ownership stake a market value of approximately $40.9 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $57.8 million.

Usiminas has postponed the issuance of its consolidated interim accounts as of and for the three-month period ended March 31, 2020, to the month of May 2020. Accordingly, only the effect of the currency translation adjustment has been recognized in the value of Tenaris’s investment in Usiminas in these condensed interim consolidated financial statements.

c)	Techgen, S.A. de C.V. (“Techgen”)

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016, with a power capacity of 900 megawatts. As of March 31, 2020, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium), held 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on August 1, 2016 and ending on July 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of March 31, 2020, Tenaris’s exposure under these agreements amounted to $51.2 million and $0.9 million respectively. Furthermore, during 2018, Techgen entered a contract for the purchase of clean energy certificates. As of March 31, 2020 Tenaris’s exposure under this agreement amounted to $18.2 million.

During 2019, Techgen repaid certain subordinated loans to Techgen’s sponsors; the part corresponding to Tenaris amounted to $40.5 million. As of March 31, 2020, the aggregate outstanding principal amount under these subordinated loans was $58.1 million.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantee issued by Techgen’s shareholders to secure the replaced facility.

Techgen’s obligations under the current facility, which is “non-recourse” on the sponsors, are guaranteed by a Mexican security trust covering Techgen’s shares, assets and accounts as well as Techgen’s affiliates rights under certain contracts. In addition, Techgen’s collection and payment accounts not subject to the trust have been pledged in favor of the lenders under the new loan agreement, and certain direct agreements –customary for these type of transactions– have been entered into with third parties and affiliates, including in connection with the agreements for the sale of energy produced by the project and the agreements for the provision of gas and long-term maintenance services to Techgen. The commercial terms and conditions governing the purchase, by the Company’s Mexican subsidiary Tamsa, of 22% of the energy generated by the project remain unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company and its Swiss subsidiary, Tenaris Investments Switzerland AG, applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of the date hereof amounts to $9.8 million.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020

16	Agreement to build a welded pipe plant in West Siberia

On February 5, 2019 Tenaris entered into an agreement with PAO Severstal to build a welded pipe plant to produce OCTG products in the Surgut area, West Siberia, Russian Federation. Tenaris holds a 49% interest in the company, while PAO Severstal owns the remaining 51%. The regulatory approvals and other customary conditions have been already obtained. The plant, which is estimated to require an investment of $280 million and a two-year construction period, is planned to have an annual production capacity of 300,000 tons. During 2019, Tenaris contributed approximately $19.6 million in the project, no additional contributions were made during 2020.

17	Business combinations

Acquisition of IPSCO Tubulars, Inc.

▪	Acquisition

On January 2, 2020, Tenaris acquired 100% of the shares of IPSCO, a U.S. manufacturer of steel pipes, from PAO TMK (“TMK”). The acquisition price was determined on a cash-free, debt-free basis, and the amount paid in cash at the closing, following contractual adjustments for cash, indebtedness, working capital and certain other items as estimated by the seller as of the closing date, was $1,067 million. The final acquisition price is subject to a contractual true-up adjustment based on actual amounts of cash, indebtedness, working capital and certain other items as of the closing date. On March 16, 2020, Tenaris delivered, for TMK’s review, a closing statement prepared in accordance with the acquisition agreement, including Tenaris’s calculation of the closing price based on actual amounts of cash, indebtedness, working capital and certain other items as of the closing date. In case of disagreement, the parties are expected to engage in good-faith negotiations to solve any discrepancies. If the parties cannot resolve the disputed amounts, the discrepancies must be submitted to and resolved by an independent accounting firm.

IPSCO’s facilities are located mainly in the midwestern and northeastern regions of the country. IPSCO’s steel shop in Koppel, Pennsylvania, is Tenaris’s first in the United States, providing vertical integration through domestic production of a relevant part of its steel bar needs. The Ambridge, Pennsylvania, mill adds a second seamless manufacturing facility and complements Tenaris’s seamless plant in Bay City, Texas. Given the abrupt and steep decline in market demand, however, all of IPSCO’s facilities are currently temporarily closed until market conditions improve.

In connection with the closing of the transaction, subsidiaries of Tenaris and TMK entered into a 6-year master distribution agreement (the “MDA”) whereby, effective on January 2, 2020, Tenaris became the exclusive distributor of TMK’s OCTG and line pipe products in the United States and Canada. At the end of the MDA’s 6-years term, TMK will have the option to extend the duration of the MDA for an additional 12-month period. Under the MDA, Tenaris is required to purchase minimum annual volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. As of March 31, 2020, Tenaris’s commitment under the MDA totaled approximately $512 million. In light of the adverse scenario of declining oil and gas prices and unprecedented oversupply in the oil market Tenaris and TMK are engaging in good faith discussions to try and identify mutually satisfactory accommodations under the MDA to minimize the negative impact of the crisis on both parties.

The Company has begun consolidating IPSCO’s balances and results of operations as from January 2, 2020. The acquired business contributed revenues for $105 million with a minor contribution to Tenaris’s margin for the period starting January 2, 2020 and ending March 31, 2020.

▪	Fair value of net assets acquired

The application of the purchase method requires certain estimates and assumptions, including estimates and assumptions concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. The fair values determined at the acquisition date are based mainly on discounted cash flows and other valuation techniques.

The preliminary purchase price allocation was carried out with the assistance of a third-party expert. Following IFRS 3, the Company will continue reviewing the allocation and make any necessary adjustments (mainly over property, plant and equipment, intangible assets) during the twelve months following the acquisition date.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020

17	Business combinations (Cont.)

The preliminary allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities:	$ million
Property, Plant and Equipment	506
Intangible assets	170
Working capital	144
Cash and Cash Equivalents	4
Other assets	46
Borrowings	(53)
Provisions	(27)
Other liabilities	(77)
Deferred tax liabilities	(3)
Net assets acquired	710

Tenaris acquired total assets and liabilities shown above, for approximately $1,067 million. As a result of the acquisition, Tenaris recognized goodwill for approximately $357 million. The goodwill is not expected to be deductible for tax purposes.

The goodwill generated by the acquisition is mainly attributable to the synergy created following the integration between Tenaris and IPSCO, which is expected to enhance Tenaris’s position as well as its local manufacturing presence in the U.S. market, and also expand its product range and services capabilities. The goodwill has been allocated to the Tubes segment. After the conclusion of the preliminary purchase price allocation determination and as a consequence of the unprecedented decline in oil prices and other changes in circumstances, the management has decided to impair the goodwill mentioned above.

Acquisition-related costs of $9.7 million were included in general and administrative expenses ($9.4 and $0.3 in 2019 and 2020 respectively). For contingent liabilities related to the acquisition see note 14.

18	Related party transactions

As of March 31, 2020:

▪	San Faustin S.A., a Luxembourg société anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020

18	Related party transactions (Cont.)

The following transactions were carried out with related parties:

	(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
		2020	2019
(i)	Transactions	(Unaudited)
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	4,570	5,210
	Sales of goods to other related parties	8,554	27,075
	Sales of services to non-consolidated parties	1,286	1,569
	Sales of services to other related parties	1,207	1,089
		15,617	34,943
	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	33,598	35,461
	Purchases of goods to other related parties	1,879	14,887
	Purchases of services to non-consolidated parties	1,592	1,632
	Purchases of services to other related parties	8,230	11,949
		45,299	63,929

	(all amounts in thousands of U.S. dollars)	At March 31,	At December 31,
		2020	2019
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services / others
	Receivables from non-consolidated parties	79,291	78,884
	Receivables from other related parties	9,504	10,400
	Payables to non-consolidated parties	(24,521)	(19,100)
	Payables to other related parties	(3,356)	(7,048)
		60,918	63,136
	(b) Financial debt
	Borrowings from other related parties	-	(2,064)
	Finance lease liabilities from non-consolidated parties	(2,775)	-
		(2,775)	(2,064)

19	Category of financial instruments and classification within the fair value hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of March 31, 2020 and December 31, 2019.

		Measurement Categories			At Fair Value
March 31, 2020	Carrying amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	841,722	586,842	254,880	254,880	-	-
Other investments	174,387	90,484	83,903	79,748	4,155	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	90,484	90,484	-	-	-	-
Non - U.S. Sovereign Bills	50,008	50,008	-	-	-	-
Other notes	40,476	40,476	-	-	-	-
Bonds and other fixed income	83,903	-	83,903	79,748	4,155	-
U.S. government securities	10,277	-	10,277	10,277	-	-
Non - U.S. government securities	15,748	-	15,748	11,593	4,155	-
Corporates securities	57,878	-	57,878	57,878	-	-
Derivative financial instruments	7,859	-	7,859	-	7,859	-
Other Investments Non-current	25,238	-	25,238	14,858	-	10,380
Bonds and other fixed income	14,858	-	14,858	14,858	-	-
Other investments	10,380	-	10,380	-	-	10,380
Trade receivables	1,183,989	1,183,989	-	-	-	-
Receivables C and NC (*)	257,046	91,700	48,659	-	-	48,659
Other receivables	140,359	91,700	48,659	-	-	48,659
Other receivables (non-financial)	116,688	-	-	-	-	-
Total		1,953,015	420,539	349,486	12,014	59,039
Liabilities
Borrowings C and NC	698,398	698,398	-	-	-	-
Lease Liabilities C and NC	246,357	246,357	-	-	-	-
Trade payables	530,219	530,219	-	-	-	-
Derivative financial instruments	63,090	-	63,090	-	63,090	-
Total		1,474,974	63,090	-	63,090	-

(*) Includes balances related to interest in our Venezuelan companies, see Note 20.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020

19	Category of financial instruments and classification within the fair value hierarchy (Cont.)

		Measurement Categories		At Fair Value
December 31, 2019	Carrying amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	1,554,299	387,602	1,166,697	1,166,697	-	-
Other investments	210,376	65,874	144,502	134,990	9,512	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	65,874	65,874	-	-	-	-
Certificates of deposits	20,637	20,637	-	-	-	-
Commercial papers	4,993	4,993	-	-	-	-
Other notes	40,244	40,244	-	-	-	-
Bonds and other fixed income	144,502	-	144,502	134,990	9,512	-
U.S. government securities	10,211	-	10,211	10,211	-	-
Non - U.S. government securities	28,637	-	28,637	19,125	9,512	-
Corporates securities	105,654	-	105,654	105,654	-	-
Derivative financial instruments	19,929	-	19,929	-	19,929	-
Other Investments Non-current	24,934	-	24,934	18,012	-	6,922
Bonds and other fixed income	18,012	-	18,012	18,012	-	-
Other investments	6,922	-	6,922	-	-	6,922
Trade receivables	1,348,160	1,348,160	-	-	-	-
Receivables C and NC (*)	261,678	93,239	48,659	-	-	48,659
Other receivables	141,898	93,239	48,659	-	-	48,659
Other receivables (non-financial)	119,780	-	-	-	-	-
Total		1,894,875	1,404,721	1,319,699	29,441	55,581
Liabilities
Borrowings C and NC	822,152	822,152	-	-	-	-
Trade payables	555,887	555,887	-	-	-	-
Finance Lease Liabilities C and NC	230,167	230,167		-	-	-
Derivative financial instruments	1,814	-	1,814	-	1,814	-
Total		1,608,206	1,814	-	1,814	-

(*) Includes balances related to interest in our Venezuelan companies, see Note 20.

There were no transfers between Levels during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Tenaris’s interest in Venezuelan companies (see Note 20).

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.7% of its carrying amount including interests accrued as of March 31, 2020 as compare with 100% as of December 31, 2019. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020

20	Nationalization of Venezuelan Subsidiaries

Following the nationalization by the Venezuelan government of the Company’s interests in its majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and Matesi Materiales Siderúrgicos S.A (“Matesi”) and in Complejo Siderúrgico de Guayana, C.A (“Comsigua”), the Company and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”) initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations and obtained favorable awards, which are final and not subject to further appeals.

On June 8, 2018, Tenaris and Talta filed two actions in federal court in the District of Columbia to recognize and enforce their awards. Tenaris and Talta effected service on Venezuela in accordance with US law, and Venezuela failed to file an answer in the proceeding. Tenaris and Talta then moved for default judgment. Venezuela did not oppose the entry of default judgment. Accordingly, it is expected that the award will be converted into a judgment. The judgment, however, may not be enforced in the U.S. to the extent prohibited by the Venezuelan sanctions regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control.

For further information on these cases, see Note 33 in the Company’s audited consolidated financial statements for the year ended December 31, 2019.

21	Closure of facilities at JFE’s Keihin steel complex

Our seamless pipe manufacturing facility in Asia, operated by NKKTubes, is located in Kawasaki, Japan, in the Keihin steel complex owned by JFE Holdings Inc. (“JFE”). Steel bars and other essential inputs and services for NKKTubes are supplied under a long-term agreement by JFE, which retains a 49% interest in NKKTubes. On March 27, 2020, JFE informed Tenaris of its decision to permanently cease as from JFE’s fiscal year ending March 2024 the operations of certain of its steel manufacturing facilities and other facilities located at the Keihin complex. The closure of JFE’s Keihin facilities may result in the unavailability of steel bars and other essential inputs or services used in NKKTubes’ manufacturing process, thereby affecting its operations. Tenaris and JFE have agreed to engage in discussions to seek mutually acceptable solutions.

22	The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition

A novel strain of coronavirus (SARS-CoV-2) surfaced in China in December 2019 and subsequently spread to the rest of the world in early 2020. In March 2020, the World Health Organization declared COVID-19, the disease caused by the SARS-CoV-2 virus, a global pandemic. In response to the COVID-19 outbreak, countries have taken different measures in relation to prevention and containment. For example, several countries introduced bans on business activities or locked down cities or countries, including countries where Tenaris has operations (such as Argentina, China, Colombia, Italy, Mexico and the United States). The rapid expansion of the virus and the measures taken to contain it have triggered a severe fall in global economic activity and a serious crisis in the energy sector.

While the extent of the effects of COVID-19 on the global economy and oil demand were still unclear, in March 2020, the members of OPEC+ (OPEC plus other major oil producers including Russia) did not agree to extend their agreement to cut oil production and Saudi Arabia precipitated a wave of additional supply on the market triggering a collapse in oil prices below $30 per barrel. This exacerbated what soon became clear was an unprecedented situation of oversupply, caused primarily by the sudden and dramatic fall in oil consumption consequent to the measures taken to contain the spread of the virus around the world. Although OPEC+ subsequently reached an equally unprecedented agreement to cut production by as much as 9.7 million barrels per day, a situation of acute oversupply remains, causing oil prices to hit record lows. By the end of trading on April 20, 2020, the West Texas Intermediate (WTI) forward price for delivery in May, which had to be closed out the following day, fell to a negative value for the first time in history, as oil storage facilities were completely committed, and producers were forced to pay buyers to take their barrels. It is not known how long it will take for oil and gas demand to recover or achieve a more balanced position between supply and demand. As a result, prices are expected to remain at low levels for an extended period. In these circumstances, most of our customers have announced, or are making, significant cuts to their investment plans and are likely to announce further cuts. Similarly, several of our suppliers are closing, either temporarily or permanently, some of their facilities, which may result in unavailability or increased prices for our raw materials and other inputs.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020

22	The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition (Cont.)

▪	Status of our operations

We are adjusting our operations on a country-by-country basis to comply with applicable rules and requirements and adapt to this new, rapidly evolving scenario. As of the date of these Consolidated Financial Statements, this is the status of our facilities:

•	In China, we are again fully operational, after several weeks of interruption and an extraordinary combined effort of our people and of our community.

•	In Italy, production was greatly reduced; although our Dalmine facility was used exclusively for the manufacturing of oxygen tanks to aid local hospitals and health centers for a limited period of time, currently the facility is gradually resuming normal operations. In Argentina, Colombia, Mexico and Saudi Arabia, Tenaris decreased its activity following the imposition of mandatory lockdowns, and our plants in these countries are currently operating at reduced levels. Although the lockdowns or restrictions to operate in these countries are expected to end or be relaxed in the next few weeks, these could be extended and/or made more stringent if so decided by the appropriate authorities as the circumstances could require.

•	In the United States, our facilities in Koppel and Ambridge (PA), Brookfield (OH), Blytheville (AR), Wilder (KY), and Odessa and Baytown (TX), have been or will be temporarily closed until market conditions improve. In addition, Tenaris is in the process of performing employee reductions and adjusting production levels at its other facilities in line with market demand.

In order to safeguard the health and safety of its employees, customers and suppliers, Tenaris has taken preventive measures, including remote working for the majority of white collar employees, restricting onsite access to essential operational personnel, keeping personnel levels at a minimum, implementing a special operations protocol to ensure social distancing and providing medical assistance and supplies to onsite employees. As of the date of these Consolidated Financial Statements, remote work and other work arrangements have not materially adversely affected Tenaris’s ability to conduct operations. In addition, these alternative working arrangements have not adversely affected our financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

▪	Risks associated with the COVID-19 pandemic and the oil & gas crisis

Given the uncertainty around the extent and timing of the future spread of the SARS-CoV-2 virus and the unprecedented extent of the oversupply on the oil market and the uncertainty about the timing and extent of any recovery in demand, it is not possible at this time to predict the full magnitude of the adverse effects that these two circumstances will have on our industry generally, nor to reasonably estimate the impact on Tenaris’s results of operations, cash flows or financial condition.

The COVID-19 pandemic and the ongoing oil & gas crisis poses the following main risks and challenges to Tenaris:

•	Global oil or gas demand may fail to recover or even decrease further in the future, driving down prices even more or keeping them at very low levels, which would exert downward pressure on sales and margins of oil and gas companies, leading to further reductions and even generalized suspension of drilling activities (in the U.S. or elsewhere) and, as a result, materially adversely affecting our sales and financial position.

•	Tenaris or its employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for a prolonged or indefinite period of time. In addition, employees in some or all of our facilities, or those of our contracts, suppliers, customers or other business partners, may refuse to work due to health concerns while the COVID-19 outbreak is ongoing, If that happens, the continuity of our future operations may be severely affected.

•	A continuing spread of COVID-19 may affect the availability and price of raw materials, energy and other inputs used by Tenaris in its operations. Any such disruption or increased prices could adversely affect Tenaris’s profitability.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2020

22	The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition (Cont.)

▪	Mitigating actions

In order to mitigate the impact of expected lower sales, Tenaris is working on a worldwide rightsizing program and cost containment plan aimed at preserving its financial resources and overall liquidity position and maintaining the continuity of its operations. The actions include:

•	Adjusting the level of our operations and workforce around the world, including through the temporary closure of certain U.S. facilities or production lines, as indicated above;

•	Introducing efficiency and productivity improvements throughout Tenaris’s industrial system;

•	Downsizing our fixed cost structure, including through pay reductions for senior management and board members, aggregating estimated total annual savings of approximately $220 million by year-end;

•	Reducing capital expenditures and R&D expenses for approximately $150 million when compared to 2019 levels;

•	Reducing working capital, especially inventories, in accordance with the expected levels of activity; and

•	Increasing our focus on managing customer credit conditions.

As part of these liquidity preservation initiatives, the board of directors resolved to propose, for approval by the Annual Shareholders Meeting to be held on June 2, 2020, that no further dividends be distributed in respect of fiscal year 2019 on top of the interim dividend of approximately $153 million already paid in November 2019.

As of the date of these Consolidated Financial Statements, our capital and financial resources, and overall liquidity position, have not been materially affected by this new scenario. Tenaris has in place non-committed credit facilities and management believes it has adequate access to the credit markets. In addition, Tenaris has a net cash position of approximately $271 million as of the end of March 2020 and a manageable debt amortization schedule. Considering our financial position and the funds provided by operating activities, management believes that we have sufficient resources to satisfy our current working capital needs, service our debt and address short-term changes in business conditions.

23	Subsequent Event

Dividend distribution

On April 29, 2020, the Company’s board of directors resolved to propose, for approval by the Annual Shareholders Meeting to be held on June 2, 2020, that no further dividends be distributed in respect of fiscal year 2019 beyond the interim dividend of approximately $153 million already paid in November 2019. For a discussion of the rationale behind the dividend proposal, see Note 22.

Alicia Móndolo

Chief Financial Officer